

June 12, 2015

Andrew Warren
Senior Executive Vice President and
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

  Re: **Discovery Communications, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 19, 2015
     File No. 001-34177

Dear Mr. Warren:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations 2014 vs. 2013, page 33

Costs of Revenues, page 36

1. We note that costs of revenues increased at a higher rate than revenues. Per your disclosure, you attribute such increase at U.S. Networks to an "increase in content expense due to additional spending on content" and at International Networks, to "increased investment in content acquired from U.S. networks." However, we note that total content amortization increased significantly from $1.1 billion to $1.5 billion per

page 86. Tell us and disclose what factors led to the accelerated amortization of such content rights, including changes in your revenue forecast model if applicable. Additionally, please describe and quantify, if material, the content investment costs associated with the International Networks, including whether the investments pertained to particular US Networks' brands versus locally acquired content.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant